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                           September 22, 2021

       Stephanie Bellinger
       Vice President, German Retail Fund Accounting
       Jamestown Invest 1, LLC
       675 Ponce De Leon Ave.
       7th Floor
       Atlanta, GA 30308

                                                        Re: Jamestown Invest 1,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 2
                                                            Filed September 22,
2021
                                                            File No. 024-11102

       Dear Ms. Bellinger:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Patrick Costello at 202-551-8742 or Erin E. Martin at 202-551-3391 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Benjamin Gust